SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F  X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes             No   X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No.
333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange
Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of September 2005, incorporated by reference herein:

Exhibit

99.1 Release dated September 30, 2005, entitled “ABRIDGED REPORT AND NOTICE OF ANNUAL
GENERAL MEETING”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 30, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “THE COMPANY”)

ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

1. ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2005

Further to the unaudited preliminary results published on 25 August 2005 (“the preliminary results”)
relating to the financial year ended 30 June 2005, shareholders are advised that the annual report will be posted to shareholders on 30 September 2005.

Since the publication of the preliminary results, the following changes have been made to the audited financial statements for the year ending 30 June 2005:

-
an additional provision for bad debts amounting to R3.6 million;
- an increase in the loss from associates amounting to R1.7 million; and
- an additional provision for taxation amounting to R8.1 million.

The financial statements below have been prepared by management in accordance with South African
Statements of Generally Accepted Accounting Practice (“SA GAAP”). They are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates.

KPMG’s unmodified audit report on the abridged SA GAAP financial statements contained in this announcement of annual results is available for inspection at the company’s registered office.

GROUP INCOME STATEMENTS

INCOME STATEMENTS
FOR THE YEAR ENDING:
JUNE 2005 JUNE 2004
(Audited)
(R 000) (R 000)

Continued operations
Revenue
1 151 901 1 273 337
Cost of sales (998 217) (1 193 207)
Cash cost (858 916) (995 757)

Depreciation and amortisation (106 817) (188 980)
Retrenchment costs (26 141) (6 204)
Movement in provision for
environmental rehabilitation
(17 029) (8 616)
Movement in gold in progress 10 686 6 350
Operating profit/(loss) from gold 153 684 80 130
Loss on derivative instruments (1 250) (21 432)
Impairments (76 226) (111 258)
Administration and general costs (143 273) (154 297)
Loss from operations (67 065) (206 857)
Investment income (7 488) 124 773
Finance costs (36 605) (40 818)
Loss before taxation (111 158) (122 902)
Taxation charge (35 853) (98 707)
Loss after taxation (147 011) (221 609)
Share of results of associates (77 749) -
Loss for the year (224 760) (221 609)
Minority interest (11) (46)
Loss for the year attributable to
  ordinary shareholders
(224 771) (221 655)
Basic and diluted loss per
  ordinary share(cents)
(87) (102)
Headline and diluted loss per
  ordinary share (cents)
(59) (99)

INCOME STATEMENTS
FOR THE YEAR ENDING:
JUNE 2005 JUNE 2004
(Audited) (R 000) (R 000)

Discontinued operations
Revenue
516 661
918 805
Cost of sales (651 852) (1 028 390)
Cash cost (635 855) (949 367)
Depreciation and amortisation (5 856) (15 610)
Retrenchment costs (1 391) (48 742)
Movement in provision for
  environmental rehabilitation
(6 366) (15 221)
Movement in gold in progress (2 384) 550
Operating loss from gold (135 191) (109 585)
Loss on derivative instruments - (857)
Impairments (213 379) 2 488
Administration and general costs (9 362) (16 175)
Loss from operations (357 932) (124 129)
Investment income 1 992 6 076
Finance costs (438) (1 117)
Loss before taxation (356 378) (119 170)

Taxation charge - (375 605)
Loss after taxation (356 378) (494 775)
Gain on discontinued operations 65 243 -
Loss for the year attributable
  to ordinary shareholders
(291 135) (494 775)

INCOME STATEMENTS
FOR THE YEAR ENDING:
JUNE 2005 JUNE 2004
(Audited) (R 000) (R 000)

Total operations
Revenue
1 668 562 2 192 142
Cost of sales (1 650 069) (2 221 597)
Cash cost (1 494 771) (1 945 124)
Depreciation and amortisation (112 673) (204 590)
Retrenchment costs (27 532) (54 946)
Movement in provision for
  environmental rehabilitation
(23 395) (23 837)
Movement in gold in progress 8 302 6 900
Operating profit/(loss) from gold 18 493 (29 455)
Loss on derivative instruments (1 250) (22 289)
Impairments (289 605) (108 770)
Administration and general costs (152 635) (170 472)
Loss from operations (424 997) (330 986)
Investment income (5 496) 130 849
Finance costs (37 043) (41 935)
Loss before taxation (467 536) (242 072)
Taxation charge (35 853) (474 312)
Loss after taxation (503 389) (716 384)
Share of results of associates (77 749) -
Gain on discontinued operations 65 243
- Loss for the year (515 895) (716 384)
Minority interest (11) (46)
Loss for the year attributable
  to ordinary shareholders
(515 906) (716 430)
Basic and diluted loss per
  ordinary share (cents)
(200) (331)
Headline and diluted loss per
  ordinary share (cents)
(114) (328)

RECONCILIATION OF HEADLINE LOSS

Net loss per income statement
(515 906) (716 430)
Less:   (Profit)/loss on sale of
mining assets (11) 382
Profit on sale of investment (3 000) -

Gain on discontinued operations (65 243) -
Add:    Impairment of mining assets,
investments and goodwill 289 605 5 253
Headline loss (294 555) (710 795)

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE
EARNINGS PER SHARE
JUNE 2005 JUNE 2004
(Cents) (Cents)
Headline and diluted loss per
  ordinary share as previously reported
(111) (284)
Adjustment for:
- impairment of loans in associates
  to comply with Circular 07/02
  issued by SAICA
(44)
- additional bad debt and
  taxation provision
(3) -
Headline and diluted loss per ordinary
  share as restated
(114) (328)

CHANGES IN SHAREHOLDERS’ INTEREST ABRIDGED
(Audited)

Shareholders’ interest at the
  beginning of the year
564 057 456 066
Share capital issued:
- for cash
421 569 775 653
- for staff options exercised 378 8 733
- share issue expenses (27 159) (6 536)
- for acquisitions 101 131 106 768
- for equity portion of
  convertible note
(1 019)
Movement in retained income (515 906) (716 430)
Currency adjustments 70 762 (59 178)
Shareholders’ interest at the
  end of the year
614 832 564 057

GROUP BALANCE SHEETS AS AT
JUNE 2005 JUNE 2004
(Audited) (R 000) (R 000)

ASSETS
Non-current assets
1 164 943 1 444 179
Mining assets 799 112 956 051
Non-current investments and other
Assets
48 041
235 723

Investments in associates 103 212 -
Non-current inventories 214 578 200 836
Derivative instruments - 51 569
Current assets 394 327 358 999
Inventories  103 298 103 493
Accounts receivables 49 837 114 612
Cash and equivalents 241 192 140 894
Total assets 1 559 270 1 803 178

EQUITY AND LIABILITIES
Equity
620 676
569 890
Shareholders’ equity 614 832 564 057
Minority shareholders’ interest 5 844 5 833
Non-current liabilities 609 780 770 245
Provision for environmental
Rehabilitation
151 029
245 392
Deferred mining and income taxes 95 692 132 455
Long-term liabilities  359 381 308 992
Derivative instruments 3 678 83 406
Current liabilities 328 814 463 043
Accounts payable and accrued
Liabilities
177 021
300 867
Short-term liabilities 64 685 58 450
Provisions  45 673 82 869
Taxation  32 281 9 384
Bank overdraft 9 154 11 473
Total equity and liabilities 1 559 270 1 803 178

GROUP CASH FLOW STATEMENTS
FOR THE YEAR ENDING
JUNE 2005 JUNE 2004
(Audited) (R 000) (R 000)

Net cash out flow
from operating activities
(101 812) (172 157)
Net cash outflow from investing
Activities
(239 169) (661 919)
Net cash in flow
from financing activities
433 553 660 705
Net increase/(decrease)in cash
and cash equivalents
92 572 (173 371)
Opening cash and equivalents 129 421 302 710
Foreign exchange movements 10 045 82
Closing cash and cash equivalent 232 028 129 421

2. NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of DRDGOLD shareholders will be held at 09:00
(South African time) on Friday, 4 November 2005 at EBSCO House 4, 299 Pendoring Avenue,
Blackheath, Randburg to transact such business as is set out in the notice of annual general meeting that has been issued together with the annual report for the year ended 30 June 2005.

30 September 2005
Johannesburg